September 4, 2007


Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
33 Riverside Avenue, 5th Floor
Westport, CT 06880

      Re:	China Holdings Acquisition Corp.
      Registration Statement on Form S-1
      Filed August 3, 2007
		File No. 333-145085

Dear Mr. Kelly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, we need
to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.
2. Please tell us the factors you considered in determining to value
this offering at $100 million.  For example, explain if $100 million
represented the amount that you determined to be sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was
determined
to be the maximum amount the company and the underwriters believed could be successfully received given the expected receptivity of the offering from investors in the current market conditions, the company`s geographical focus and management, the success of other blank check companies that have recently completed or are currently undertaking a public offering, and other factors.  Given
management`s
demonstrated high-level experience in merger and acquisition transactions and/or business operations in China, the precise nature of their knowledge about their ability to effect a combination with a
company whose fair market value is equal at least to 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comments.
3. Similarly, please explain to us how you have calculated $9.80 per
unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.
4. We note that your initial business combination must be with a target business or businesses whose fair market value, individually or collectively, is "at least 80%" of the balance in the trust account (excluding deferred underwriting discounts and commissions).
Prior firm-commitment IPOs of blank check companies have generally required that the business combination be with a target with a fair market value equal to 80% of the company`s net assets (all assets including the trust account funds less liabilities) at the time of acquisition. Please advise us of your reasoning regarding the change in the terms of your business combination and discuss the
potential
impact of the changed terms on investors in this offering.
5. In addition, please clarify throughout the registration
statement
that there is no limitation on your ability to raise funds
privately
or through loans that would allow you to acquire a business/businesses for a consideration that is greater than 80% of the balance in the trust account. Also, disclose whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.
6. We note the disclosure in several places in the registration statement that you will not proceed with a business combination if public stockholders owning 33.33% or more of the shares sold in this offering vote against the business combination and exercise their
conversion rights.   Please advise us whether in the company`s
view
the 33.33% threshold can be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.
7. We note the disclosure in several places in your registration statement that no compensation of any kind, including finder`s and consulting fees, will be paid to any of your existing stockholders, officers or directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons may receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder`s fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, describe any policy prohibiting your management`s pursuit of such fees or reimbursements from the acquisition target company.
If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.
8. We note the disclosure in several places in the registration statement that two of your existing shareholders, Messrs. Kelly and
Dunning, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clarify the circumstances under which these individuals will be personally liable, with a view to explaining the limitations of their liability. In addition, define "vendors" in the indemnification provided by your existing shareholders.

Prospectus Cover Page
9. We note the statement that you "expect" that the public
offering
price will be $10.00 per unit.  Please revise to indicate the public
offering price per unit.
10. We note that this company has been formed "to acquire one or more
operating businesses... through a merger, stock exchange, asset acquisition, reorganization or similar business combination, or control through contractual arrangements." Please disclose whether a proposed transaction may involve the purchase of a minority
interest
in a company or less than substantially all assets of a company.
We
may have further comments.
11. For the purposes of the extended period and the 33.33% calculation, does the term "public stockholders" include the shares held by the founders and insider investors which have been either purchased in the offering or have been otherwise acquired in the public markets?
12. Describe supplementally the economics behind the determination to
price the shares at $10 per share and to set the warrant exercise price at $7.50 per share? What are the inherent values underlining the registrant at the time of pricing such securities which supports such values? What is the basis for the determination to set a five-
year term with respect to the warrant exercise period? Relate the
$10
per share offering price to the $1 per share offering price for insiders in the private placement to be conducted immediately prior to the initial public offering.
13. Please confirm, if true, that the sources of funds for all purchases in the private placement transaction derived directly from the purchasing individuals and are not provided or obtained
through
third-party sources.
14. Briefly describe the bases upon which City Group will make the determination to accelerate the separate trading of the common stock and the warrants prior to the 45-day period initially established. Table of Contents
15. Please move the first paragraph to an appropriate location somewhere after the Risk Factors section.
16. We note the sentence: "You should assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus." It appears, however, that you intended to remind investors that they actually should not assume
that the information contained in the prospectus is accurate as of any date other than the date on the front of the prospectus. In that case, this suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please revise or provide us with support for your belief that the sentence cited accurately reflects your obligations with respect to the content of the prospectus. Summary, page 1
17. In the first full paragraph on page 3, please indicate whether the company has conducted any research with respect to identifying potential acquisition candidates.
18. We note your disclosure on the experience of your directors
and
executive officers and the growth and successes of their
affiliated
companies. Please revise to provide a balanced presentation. For example, please indicate that past experience of your board of directors and their affiliated companies is no guarantee that your company will be successful in consummating an acquisition or in becoming a profitable venture after the business combination.
19. Briefly describe in detail the meanings by which the Company may
obtain ownership or exercise ownership rights with respect to another
entity "through contractual arrangements." Also briefly detail the legal consequences to shareholders of such contractual arrangements.
20. Briefly detail and describe the "various industries and target businesses in the PRC" upon which the Company is initially focusing its efforts.
21. Describe in further detail what is meant by the statement that existing holders shall vote their stock "in the same manner" as the public holders.
22. With respect to both the private placement of the common stock as
well as the proposed private placement of the warrants, provide a discussion of the ability of the holders of such securities to transfer such securities consistently with the federal securities
laws.   Additionally, identify more specifically who the
"permitted
transferees" are and describe the methods by which such transfers may take place consistently with the federal securities laws.
23. Reference is made in several places in the prospectus to a 36-month offering period. Please describe how such 36-month period may be created consistently with the terms of Rule 419.
24. Reference is made to an 80% vote requirement of shareholders in order to override the restricted provisions of Article VI of the Company`s Certificate of Incorporation. Disclose whether this 80% threshold has been reviewed by and opined upon as valid by Delaware counsel.
25. Additional disclosure highlighting the fact that the registrant, by virtue of the fact that it intends to operate in the PRC, may not be allowed to own the assets or the operating company but may only be legally allowed to have certain contractual rights and arrangements with such entity, should be included in the front of the prospectus, even on the prospectus cover page. Additionally, provide additional detail as to the legal consequences to shareholders of such an arrangement.

The Offering, page 4

Redemption, page 5
26. Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section the conflicts of interests that result from such rights.

Private placement warrants purchased through private placement, page
6
27. Please disclose the maximum number of warrants each of your founders and special advisor is entitled to purchase.

Stockholders must approve our initial business combination, page 9
28. Please confirm whether you will seek shareholder approval for the acquisition of one or more businesses or parts thereof through acquisition of substantial assets.
29. Generally, the conversion threshold of 19.99% is required in a traditional blank check company structure. Please explain briefly your reasons for deciding that the approval of the business combination would require the number of public shareholders who exercise their conversion rights to be "approximately 33.33%."

Right of first review, page 10
30. You state that your officers and directors have agreed to present to your company first, before presenting to any other entity, any business opportunity in China with a fair market value of at least $100 million. Since you may potentially acquire a business worth at least 80% of the balance in the trust account, please explain why you have not set the threshold value of a business opportunity to be first reviewed by you at $80 million.

Risk Factors, page 18
31. Please clarify in the introductory paragraph, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. If needed, revise this section accordingly.

If we dissolve and liquidate before concluding a business combination..., page 20

We will dissolve and liquidate if we do not consummate a business combination..., page 22
32. Since related risk factors should be proximately situated, please relocate these two risk factors sequentially.

We are dependent upon Paul K Kelly and James D. Dunning, Jr...., page
30
33. Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination. Also, disclose whether your officers and directors will take into consideration the possibility of retaining their positions in the merged company in determining which acquisition to pursue.
34. Since none of Messrs. Kelly and Dunning is required to commit any specified amount of time into your affairs, please disclose here the minimum period of time each week each of them would devote to your business.

The determination of the offering price of our units... is more arbitrary..., page 31
35. Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units` offering price.

Use of  Proceeds, page 43
36. Please provide a breakdown of the allocated funds for each stated category of miscellaneous expenses.
37. To the extent that your allocated funds for due diligence and out-of-pocket due diligence expenses exceed the available proceeds not deposited in the trust, please disclose how you will satisfy any excess for due diligence and out-of-pocket due diligence expenses.
38. We note in footnote 1 to Item 13 in Part II that you will pay an initial trustee fee. Please disclose whether this fee and any other fees you pay the trustee, transfer agent, warrant agent, or escrow agent are reflected in this section and how these fees will be paid.
39. We note the statement in footnotes 2 and 4 that "(y)our actual expenditures for some or all of these items may differ from the estimates set forth herein." Please revise this section to clearly discuss the contingencies that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently-stated uses. See Instruction 7 to Item
504 of Regulation S-K.

Management`s Discussion and Analysis, page 50
40. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire an operating company in China. In addition, discuss in reasonable detail (i) the economic, geographic, or industry-wide factors relevant to you and your intention of acquiring a company in
China; (ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 50
41. Please address the estimated timing, assuming current market conditions, of your receipt of up to $2.5 million in interest income.
Clarify whether there may be liquidity problems if your receipt of interest income does not match the timing of your expenses.

Proposed Business, page 52

Effecting a Business Combination, page 54
42. Please revise to address that to the extent the company cannot obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will be protected from creditor claims despite the limited personal liability assumed by Messrs. Kelly and Dunning. Also confirm, if true, that even if vendors, prospective target businesses, or other entities execute such agreements, there is no assurance that they would be prevented from bringing claims against the trust.

Sources of target businesses, page 54
43. You state that you will not acquire a company that is either a portfolio company of, or has otherwise received a financial investment from, your founders or their affiliates. Please clarify whether you would acquire companies in which your founders, special advisor, or their affiliates are currently passive investors, companies of which your founders, special advisor, and their affiliates are currently officers or directors, or companies in which your founders, special advisor, or their affiliates are currently invested through an investment vehicle controlled by them. If so, specify whether you would obtain an opinion from an independent investment banking firm on which your shareholders will be able to rely to the effect that such business combination is fair to your unaffiliated shareholders from a financial point of view.
44. Please identify the source of funds that will be used to pay any finder`s fee. Consider adding this information to the Use of Proceeds table.

Fair market value of target business or businesses, page 56
45. You state that if your directors cannot determine the fair market value of a target business, you will obtain an opinion from an investment banking firm. Please revise to state further that, in these circumstances, you will obtain an opinion on which shareholders will be able to rely. Alternatively, if the investment bank and the company would believe that shareholders will not be able to rely on the opinion, you would include disclosure in the proxy statement providing support for that belief.

Redemption rights for stockholders..., page 61
46. Please revise to explain the reasons for imposing the additional expense, timing, affirmative act, and other burdens to exercising redemption rights in the event you require physical delivery of stock certificates.

Dissolution and liquidation if no business combination, page 62
47. Please clarify, if true, that a shareholder vote to reject any plan of dissolution of the company and the distribution of the proceeds of the trust fund may result in significant delays and may prevent the dissolution and distribution.
48. Please disclose whether the company will take any additional measures, if necessary, to ensure that the funds in the trust account will not be depleted by claims against the trust.
49. You state on page 65 that you "anticipate notifying the trustee of the trust account to begin liquidating such assets promptly" in the event of a liquidation. Please explain why you "anticipate" that the instruction would be given promptly instead of stating that the instruction will be given promptly.
50. Please include a discussion as to how the liquidated company will pay or make reasonable provisions to pay all claims and obligations, and provide compensation for any claim against the company that is the subject of a pending action, suit, or proceeding to which the company is a party.

Amended and Restated Certificate of Incorporation, page 65
51. Please clarify whether your organizational documents require you to obtain the consent of a certain percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. Also, address any uncertainty relating to the enforceability under Delaware law of such a provision in your articles of incorporation. Please file the amended and restated certificate as an exhibit as soon as practicable.

Competition, page 71
52. Please identify the existing blank check companies that intend to acquire businesses in China, and disclose the aggregate amount in their trusts.

Management, page 73

Special Advisor, page 75
53. Please discuss the duties and obligations of the special advisor, including the specific areas in which he will advise the company, and any consideration, like advisor`s fees and other benefits, he will receive in exchange.

Executive Officers and Director Compensation, page 76
54. You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by, or paid to the named executive officers, directors, and special advisor for all services rendered in all capacities.

Director Independence, page 77
55. For each independent director named, please elaborate on the specific criteria you used to determine independence pursuant to Rule
10A-3 of the Exchange Act and the rules of the American Stock Exchange. Your explanation should take into account the anticipated value of the founders` common stock the directors received.

Conflicts of Interest, page 78
56. It appears from your disclosure on page 79 that your directors have existing fiduciary obligations to other companies, including blank-check companies. For every director having such conflict of interest, please provide a list of each company affiliated with that director with which a conflict of interest may or does exist. Moreover, indicate for each such affiliated company the priority and preference such company has relative to you with respect to the performance of obligations and the presentation of business opportunities.
57. Further, if you have established criteria for evaluating any contacts, discussions, or opportunities insofar as they relate to you and the companies with which a conflict of interest may or does exist, please disclose such criteria and discuss how they are applied. If you have not established any such criteria, so state.
58. Where you state that your directors have fiduciary obligations to other companies, please revise to clearly state, if true, that obligations to affiliated companies take priority over you, and that opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.
Principal Stockholders, page 80
59. We note that certain financial firms affiliated with your principal shareholders will be principal shareholders of the company after this offering. Please tell us whether any of these entities has a similar business plan as yours.

Certain Transactions, page 81
60. Please revise the caption to reflect the disclosure addressing certain relationships and related transactions consistent with Item
404 of Regulation S-K.
61. Please provide a breakdown of the $171,250 interest-free loan you have received, showing the amount you have borrowed from each existing shareholder.
62. Please file the material related party agreements as exhibits.

Description of Securities, page 83

Preferred Stock, page 84
63. We note that the issuance of some or all of your preferred stock may have the effect of "delaying, deferring or preventing a change of control" of the company. Please explain the specific circumstances in which and the specific ways by which the stated effects would take place.

Listing, page 88
64. Please disclose how the company intends to fulfill necessary initial listing criteria. For example, explain if and how the company will satisfy alternative listing standards.

United States Federal Income and Estate Tax Considerations, page
89
65. We note your statement that the section is "a general summary of the material U.S. federal income tax and certain U.S. estate tax consequences ... (emphasis added)." Please revise to delete the term "general" from the description of the tax consequences.
66. Please tell us whether you received a tax opinion. We may have further comments.

Underwriting, page 94
67. Please provide the pricing and quantity information for this section as soon as they are finalized.
68. We note that "(t)he underwriting agreement provides that the obligations of the underwriters to purchase the units... included in this offering are subject to approval of legal matters by counsel and to other conditions." Please describe all the material conditions to the obligations of underwriters in this section.
69. Please explain the statement that "(i)f all of the units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms." In addition, reconcile this statement with the statement that "(t)he underwriters are obligated to purchase all of the units ...if they purchase any of the units." Finally, in the light of the preceding statement, explain how this is a firm commitment offering and provide an analysis as to why Rule 419 of Regulation C would not apply.
70. On page 96, we note that the underwriters are entitled to "deferred...discounts and commissions." Please explain the contingencies on which these deferred compensations are based.
71. Please explain whether the underwriters may receive a fee for identifying and locating a target company for your acquisition.

Financial Statements, page F-1
72. Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.
73. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II. Item 13. Other Expenses of Issuance and Distribution, page
II-1
74. Please identify the company that will act as your trustee, transfer agent, warrant agent, and escrow agent, and the fees you will pay it in each capacity.

Exhibits
75. Please file the warrant agreements, the legality opinion, and the registration rights agreements as soon as practicable.

 * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-
3387
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Michael Karney, Legal Branch Chief, at
(202) 551-3847 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Mitchell S. Nussbaum, Esq.
      Loeb & Loeb LLP
      Fax:  (212) 504-3013

Paul K. Kelly
China Holdings Acquisition Corp.
September , 2007
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